Exhibit 99.1

Sundial and Indiva Announce $22 Million Strategic Investment

BROKERED PRIVATE PLACEMENT OFFERING OF $11,000,000 IN COMMON SHARES PLUS $11,000,000 TERM LOAN FACILITY

CALGARY, AB and LONDON, ON, Feb. 16, 2021 /CNW/ - Sundial Growers Inc. ("Sundial") (NASDAQ: SNDL), a Canadian licensed producer of recreational cannabis and Indiva Limited ("Indiva") (TSXV: NDVA) (OTCQX: NDVAF), a leading Canadian producer of cannabis edibles, are pleased to announce a $22,000,000 strategic investment (the "Investment") into Indiva by Sundial.

The Investment will be completed in the form of a brokered private placement (the "Placement") led by ATB Capital Markets Inc. ("ATB" or the "Agent") of 25,000,000 common shares of Indiva (the "Common Shares") at a price of $0.44 per Common Share, to raise gross proceeds of $11,000,000, and a non-revolving term loan facility to Indiva in the principal amount of $11,000,000 (the "Term Loan"). It is anticipated that Sundial will be the sole subscriber in the Placement. Proceeds to Indiva, net of fees, commissions and expenses are expected to be approximately $20.9 million.

"Sundial is pleased to support the development of Indiva's high-quality products," said Zach George, Chief Executive Officer of Sundial. "This transaction broadens our exposure to the rapidly expanding cannabis edibles category."

Indiva intends to use the net proceeds of the Placement and Term Loan to retire its outstanding debt in full, which includes its demand loan and promissory note, as well as for working capital and other general corporate purposes.

"We are delighted to welcome Sundial as a strategic investor in Indiva," said Niel Marotta, President and Chief Executive Officer of Indiva. "The capital from this $22 million investment significantly improves Indiva's balance sheet, expands our working capital, and provides the resources necessary to support strong growth in our business.  Indiva will now have the ability to make additional capital investments, primarily into automation, which will drive higher throughput and profitability, while ensuring our product quality maintains the best-in-class standard our customers and clients depend upon.  Indiva's bolstered financial strength will ensure we can defend our market share position as a top edibles producer in Canada, and continue to bring new and innovative cannabis products to of-age Canadians."

Sundial and Indiva intend to complete the Investment on or about February 23, 2021, subject to certain conditions customary for transactions of this nature, including, but not limited to, the receipt of all necessary approvals, including the approval of the TSX Venture Exchange.

The securities issued under the Placement will be subject to a statutory hold period of four months and one day following the closing of the Placement.

Indiva has agreed to: (a) pay to ATB a cash commission equal to 3.0% of the aggregate gross proceeds received by Indiva from the Placement from Sundial and 6.0% of the aggregate gross proceeds received by Indiva from the Placement from subscribers other than Sundial, if applicable; and (b) pay to the Agent a cash commission equal to 2.0% of the total loan commitment under the Term Loan.

Early Warning

Immediately prior to the Placement, Sundial and its affiliates held no Common Shares. Upon the closing of the Placement it is anticipated that Sundial and its affiliates will exercise control and direction over 18.45% of the issued and outstanding Common Shares. Sundial and its affiliates do not currently own any convertible securities of Indiva. The Common Shares are being acquired for investment purposes and, as of the date of this news release, Sundial and its affiliates have no current intention to acquire control or direction over additional securities of Indiva above 19.9% of the issued and outstanding Common Shares, either alone or together with any joint actors.

The securities to be offered pursuant to the Placement have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company with common shares traded on Nasdaq under the symbol "SNDL".Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale modular growing approach, award-winning genetics and experienced master growers set us apart.   Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 448,000 square feet of total space.   Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.  We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.  For more information on Sundial, please go to www.sndlgroup.com.

Related Links:
www.sundialgrowers.com

ABOUT INDIVA LIMITED

Indiva sets the standard for quality and innovation in cannabis. As a Canadian licensed producer, Indiva creates premium pre-rolls, flower, capsules, and edible products and provides production and manufacturing services to peer entities. In Canada, Indiva produces and distributes the award-winning Bhang® Chocolate, Wana™ Sour Gummies, Ruby® Cannabis Sugar, Sapphire™ Cannabis Salt, Artisan Batch, and other Powered by INDIVA™ products through license agreements and partnerships. Click here to connect with Indiva on LinkedIn, Instagram, Twitter and Facebook, and here to find more information on the Company and its products.

DISCLAIMER AND READER ADVISORY

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) has in any way passed upon the merits of the contents of this press release and neither of the foregoing entities accepts responsibility for the adequacy or accuracy of this release or has in any way approved or disapproved of the contents of this press release.

Certain statements contained in this press release constitute forward-looking information. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the parties' current belief or assumptions as to the outcome and timing of such future events. Actual future results may differ materially. In particular, this release contains forward-looking information relating to the Company's ability to complete the Placement and the Term Loan, the receipt of all approvals, consents and other matters beyond the Company's control and the use of proceeds. Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the parties. The material factors and assumptions include the parties being able to negotiate and enter into definitive documents with respect to the Placement and the Term Loan, the receipt of regulatory approval and third party consents, the ability of Indiva to satisfy its existing debt obligations with the proceeds of the Placement and Term Loan and other risks associated with regulated entities in the cannabis industry.

The forward-looking information contained in this release is made as of the date hereof and the parties are not obligated to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on forward looking information. The foregoing statements expressly qualify any forward-looking information contained herein.

Indiva Limited Logo (CNW Group/Sundial Growers Inc.)

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com; INVESTOR CONTACT, Anthony Simone, Phone: 416-881-5154, Email: ir@indiva.com

CO: Sundial Growers Inc.

CNW 08:30e 16-FEB-21